

Mail Stop 3720

June 5, 2008

Chen Minhua
Chief Executive Officer
China Yida Holding, Co.
RM 1302-3 13/F, Crocodile House II
55 Connaught Road Central, Hong Kong

> **Re:** **China Yida Holding, Co.**
> **Form S-1**
> **Filed May 6, 2008**
> **File No. 333-150665**

Dear Mr. Minhua:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering for resale 33,333,334 shares of common stock, which represents a large percentage of the total number of shares outstanding and the number of shares outstanding held by non-affiliates. Given the size and nature of the transaction being registered, please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. See Telephone Interpretation D-29 in our manual of publicly available telephone

interpretations, available on our website at
http://www.sec.gov/interps/telephone/cftelinterps_rule415.pdf, for guidance in
distinguishing secondary offerings from primary offerings.

2.   If the offering is to be conducted on a delayed or continuous basis pursuant to
Rule 415, please check the appropriate box on the cover page of your registration
statement.

3.   We note that you are registering for resale 13,333,333 common shares that are
currently held in escrow under the Make Good Agreement and may be delivered
to the selling stockholders in the future if the company fails to meet certain
performance thresholds for fiscal years 2007 and 2008. Please remove the shares
from the registration statement that are currently held in escrow, as it is premature
to register the shares for resale before they have been released to the selling
shareholders.

4.   Please update the financial statements pursuant to Rule 3-12 of Regulation S- X.

Prospectus Summary, page 1

5.   We note your summary consists primarily of a detailed history of your business.
One of the purposes of the prospectus summary is to provide a snapshot of the
company's operations and financial condition. Please revise the summary to
provide a description of your business, including your core operations. Briefly
summarize the prior history of the business and focus on your recent reverse
merger and financing. Include more detailed disclosure regarding the history of
the company in the Business section.

6.   In discussing your business, disclose that the company has a contractual
relationship with a Chinese company, Fujian Jiaoguang Media, which operates a
media business, and that the company does not have a direct ownership interest in
the media company. Explain why you have this contractual relationship rather
than an ownership interest. Remove all statements throughout the prospectus
indicating that have direct ownership in Fujian Jiaoguang Media, such as your
statements on pages 21 and 22, and clearly indicate that your relationship with
Fujian Jiaoguang Media Co. is controlled through a contractual relationship.
Disclose whether you have received an opinion from PRC counsel on whether this
contractual relationship and Fujian Jiaoguang Media's ownership structure
comply with PRC law.

Recent Developments, page 3

7.   Please revise your references to the exhibit numbers for the securities purchase agreement and related agreements to reflect the exhibit numbers for the current registration statement.

8.   Please update your disclosure to indicate whether the company reached the 2007 earnings thresholds, which are the subject of the Make Good Agreement with Chen Minhua. Disclose how the shares released from escrow to the investors under the Make Good Agreement will be allocated among the investors.

The Offering, page 3

9.   Please indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

Risk Factors, page 6

10.   Please include a risk factor discussing the dilution your shareholders will experience as a result of the conversion of Class A Warrants.

11.   Please include risk factors that discuss the risks associated with your business and industry, such as risks associated with the tourism industry in China, your reliance on one tourist destination, your competitive environment, risks associated with your media business and risks associated with the media industry in China.

12.   Discuss the risks arising from the contractual arrangements that establish the structure for operating your China media business, Fujian Jiaoguang Media. Your disclosure should address risks of non-compliance with PRC laws and the risk that your contractual arrangements may not be as effective in providing operational control as through ownership of a controlling equity interest

We need to manage growth in operations to maximize our potential growth…, page 6

13.   To provide context, please discuss whether you have experienced strains from expanding your business, noting any prior expansions and current plans for expansion.

 We may have difficulty defending our intellectual property rights…, page 7

14.   We note your statement that you rely on "…patents…to protect [your] proprietary rights." We also note on your disclosure on page 22 that you do not own any patents, nor do you intend to own any patents. Please reconcile this disclosure.

If we are not able to implement our strategies in achieving our business …, page 7

15.   This risk factor is generic and could apply to any company in any industry. Please revise it to tailor the disclosure discuss your strategies, business objectives and business plan and how the risk applies to you.

We may incur significant costs to ensure compliance with the United States…, page 8

16.   Since the registrant has been a reporting company since 1999, please clarify why this risk applies to you.

Risks Relating to the People's Republic of China, page 9

17.   We note your statement that your business operations take place "primarily" in China. Please disclose in the Business section any other locations where you conduct business operations.

Limitations on Chinese economic market reforms may discourage foreign …, page 9

18.   Please provide more detail as to how the slowdown or reversal of recent economic reforms will discourage investment.

The Chinese legal and judicial system may negatively impact foreign investors, page 9

19.   Please remove the last paragraph of this risk factor, as it appears to mitigate, as opposed to identify, the risk that you discuss.

The approval of the Chinese Securities Regulatory Commission…, page 11

20.   We note your reference to the advice of PRC counsel. Please identify PRC counsel and file counsel's consent to be named in the registration statement.

We may be subject to the penny stock rules…, page 13

21.   Revise your disclosure to state that you currently <u>are</u> subject to the penny stock rules.

Sales of our currently issued and outstanding stock may become freely tradable…, page 14

22.   Please revise the disclosure pertaining to Rule 144 to take into account the changes to the rule, which went into effect on February 15, 2008, as set forth in Release No. 33-8869.

Item 7. Selling Security Holders, page 15

23. Please disclose whether any of the selling shareholders are broker-dealers or affiliates of any broker-dealers.

24. Please disclose the identity of the natural persons having voting control and/or investment control over the shares held by each selling shareholder.

25. In footnotes to the table, disclose the number of shares beneficially owned and being offered that each selling shareholder has the right to acquire pursuant to warrants.

Item 9. Description of Securities to be Registered, page 18

26. Please disclose all the material terms of the warrants, including the fact that the warrants are subject to a call option.

Item 11. Information with Respect to the Registrant, page 19

Business, page 19

27. You disclose that your operations are headquartered in China. Please disclose the province and city where your operations are headquartered.

28. Please state whether Fujian FETV Media Co., Ltd. is the same entity as Fujian Jiaoguang Media. If these are not the same entity, please describe what role Fujian FETV plays, and explain how its advertising role conflicts with, or compliments, Fujian Jiaoguang Media. If these are the same company, revise your disclosure so that the references to this company are consistent throughout your registration statement.

29. Please disclose, and provide more detail regarding, the main function and business of Hong Kong Yi Tat, Fuzhou Fuyu and Fuzhou Hongda Commercial Services, including an explanation of how they fit into your overall business.

30. File all agreements between Hong Kong Yi Tat and Fujian Jiaoguang Media as exhibits and describe the material terms of the agreements in the prospectus. Discuss the relationship between the principals of the company and the principals of Fujian Jiaoguang Media.

31. We note that Fuzhou Fuyu Advertising Co., Ltd. focuses on advertising. Please discuss the role of Fuyu Advertising in the company's business as compared to Fujian Jiaoguang Media. In addition, we note your disclosure on page F-9

regarding Fuzhou Fuyu Media Co., Ltd. Please explain whether Fuyu Advertising and Fuyu Media are the same entity. If they are, please revise your disclosure so that each name is consistent throughout your registration statement.

Marketing and Distribution Methods of Products and Services, page 21

32.   Disclose what tourism services the company provides, particularly with respect to The Great Golden Lake. Explain how the company plans to further implement its second element of its marketing strategy to attain significant merit.

Status of Publicly Announced New Products/Services, page 22

33.   File all agreements related to the company's ownership of The Great Golden Lake.

34.   If known, please identify the tourist destination that the company plans to acquire during the next few months. Disclose how the company plans to finance such an acquisition.

Description of Property, page 24

35.   Please provide more detail regarding your property, including whether you own The Great Golden Lake. Also, disclose any offices used for your tourist or media operations. We note your statement on page F-19 that you incurred $8,000 in rent payments for 2007.

Market Price of and Dividends on the Registrant's Common Equity, page 24

36.   Please revise the last sentence of the first paragraph of this section, to specify that the table includes the high and low sales prices of your common stock.

37.   Please include the price information for your common stock as of the most recent practicable date, the number of holders of your common stock, and the frequency and amount of any dividends paid on your common stock. See Regulation S-K Item 201.

38.   The last sentence of this section states that "The organization and ownership structure of the Company subsequent to the consummation of the reorganization as summarized in the paragraphs above is as follows:," indicating additional information. However, there is no such information following this paragraph. Please advise or revise.

Report of Independent Registered Accounting Firm, page F-1

39.   We note that your audit report was signed by an audit firm based in California.
        We also note that you conduct almost all of your operations, generate
        substantially all your revenues and locate your assets in China. After asking your
        auditor, please tell us where the majority of the audit work was conducted and
        how they concluded that it is appropriate to have an audit report issued by an
        auditor licensed in California.

Consolidated Balance Sheet, page F-2

40.   We view receivables from affiliates, such as the amount due from shareholders, as
        being akin to unpaid subscription receivables or unpaid capital contributions.
        Revise your balance sheet to present these receivables as deductions from equity,
        or advise. We refer you to SAB Topics 4:E and 4:G for an explanation of the
        staff's views concerning this subject.

41.   Please provide all required footnote disclosures explaining the "Advances"
        balance sheet line item.

Consolidated Statement of Operations, page F-3

42.   It appears that the caption "cost of revenues" excludes depreciation and
        amortization for property, equipment and intangibles directly attributed to the
        generation of revenue. If so, please revise how you determine the amount
        identified as cost of revenues to include these expenses or provide the disclosures
        called for in SAB 11:B. For example, in regards to intangible assets, please tell us
        whether you include amortization expense related to your capitalized management
        contract with cost of revenues.

Note 1. Organization and Description of Business, page F-6

43.   Please explain in the footnotes on page F-7 that after the sale of the assets of the
        Canadian subsidiaries to 627450 New Brunswick Inc., InteliSys Aviation Systems
        of America Inc. became a public shell company with no specific business plan or
        purpose and indicated that its business plan was to merge with an unidentified
        company or companies. Then provide a clear and concise explanation as to the
        circumstances surrounding the merger between Keenway Limited and InteliSys
        Aviation Systems of America Inc.

44.   It appears that the merger between Keenway Limited and InteliSys Aviation
        Systems of America Inc. on November 19, 2007 was a reverse merger into a
        public shell corporation. Please tell us and disclose in detail how you accounted

for this transaction. For example, tell us and disclose what adjustments were made to the consolidated statement of stockholders' equity as a result of the recapitalization.

45.   We refer you to page F-8. We note that Jintai Tourism acquired a management contract for cash from a third party and capitalized the contract as an intangible asset. Please describe for us and disclose in greater detail what this management contract entails. Furthermore, please explain to us how you are treating the amortization expense as a result of this contract. For example, is the amortization expense treated as cost of revenue or other operating expense?

46.   We refer you to page F-9. We note that the company owns a management contract with Jiaoguang Media. Please disclose and provide us a description of the management contract, tell us how and when this management contract was acquired, and how you are accounting for it.

47.   We refer you to the bottom of page F-9. Please tell us and disclose whether the company has consolidated the financial statements of Jiaoguang Media as of, and for the year ended, December 31, 2007.

Note 1 h. Revenue Recognition, page F-11

48.   Please tell us and disclose whether Jiaoguang Media nets any agency commissions against advertising revenue.

49.   We note that Jintai Tourism "engages in tourism developments, ethnic culture communications, timeshare resorts operation, souvenir sales and related tourism services." Applying the principles described in SAB 104, please tell us and disclose how and when Jintai Tourism recognizes the revenue from these various revenue streams.

50.   Please tell us and disclose whether and how Jiaoguang Media acquires rights to programming and produces programming to broadcast on FETV. Tell us and disclose how Jiaoguang Media accounts for the costs incurred in acquiring and producing programs.

Note 1 n. Segment reporting, page F-12

51.   Please disclose and provide us a more detailed explanation for "Reconciling item (3)."

Note 7. Intangible Assets, page F-17

52.   Please disclose and tell us whether Jiaoguang Media holds, leases, or otherwise
        accounts for broadcasting licenses with the Chinese government.

Other

53.   Please revise and disclose all required stockholder's equity footnote disclosures.
        See SFAS 129 and related U.S. GAAP literature.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27

54.   Please provide more detailed disclosure regarding known trends, demands and
        uncertainties that are reasonably likely to have a material effect on financial
        condition or operating performance. For example, we note disclosure in your
        research and development section stating that the majority of your R&D expenses
        have been in connection to analyzing market trends and methods of increasing
        tourist activity. We also note your discussion on page 27 regarding China's
        increasing popularity as a tourist destination. Discuss how these trends and
        findings have or will impact your liquidity and operating performance.

55.   Please revise to disclose your critical accounting policies and estimates.
        Accordingly, please address the role significant accounting policies and estimates
        have in understating the company's results. Please refer to Item 303 of Regulation
        S-K.

Our Business, page 27

56.   Please describe in more detail your business activities, including your tourism
        operations and media operations. Explain how you generate revenues from your
        operations and the primary components of your expenses.

57.   We note your statement that the Great Golden Lake is one of your "biggest
        attractions." If true, please revise to state that this is your only tourist attraction.
        If this is not true, provide more detail regarding your other tourist attractions.

Principal Factors Affecting our Financial Performance, page 27

58.   We note the market and other data that you disclose on page 27. Please provide
        us with marked copies of any materials that support these statements, clearly
        cross-referencing a statement with the underlying factual support. For example,

provide the basis for your assertion that the Chinese mass media industry has sustained a growth rate of 25% over the past few years.

Results of Operations, page 27

59.   The purpose of the MD&A is to provide readers information "necessary to an understanding of [a company's] financial condition, changes in financial condition and results of operations." In other words, MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business. For example, you need to provide a discussion and analysis as to why revenues increased for your Advertisement segment and decreased in your Tourism segment, reveal key performance measures and disclose known material trends and uncertainties. Accordingly, please revise and provide a more detailed discussion of the material components of revenue growth for all periods presented to satisfy the principal objectives of the MD&A. Further, with respect to your explanations of cost of revenues, gross profit and all other line items shown, revise to:

- clearly disclose and quantify each material factor that contributed to the change in each line item, for example, analyze and discuss variable and fixed costs in cost of revenues;
- provide insight into the underlying business drivers or conditions that contributed to these changes; and
- describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Fiscal year ended December 31, 2007 Compared to fiscal year ended December 31, 2006

60.   We note that the textual description of your net revenue amounts is not consistent with the amounts in the accompanying table (i.e. $5,816,636 versus $10,211,833 respectively). Please revise or advise.

Liquidity and Capital Resources, page 29

61.   In order to provide a better understanding of the company's future objectives, plans, and ability to complete those plans (including your growth strategy), please expand your discussion of long term liquidity to provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short-

term and long-term cash requirements. We note your belief that you will be able to "finance your operations for at least the next 12 months." Please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months, and if so, provide greater insight into the length of time beyond twelve months that the sufficiency will extend.

Directors and Executive Officers, page 30

62.   Please disclose Mr. Chen's business experience from 1992 through the present. We note that he is a part-time professor, but are unable to identify the years he has been teaching, and whether he has been employed in any other capacity since 1992.

63.   Please disclose Mr. Peter Zheng's appointment as your Chief Financial Officer, as set forth in your Form 8-K filed on April 25, 2008. Make the appropriate revisions to your present disclosure. File Mr. Zheng's employment agreement as an exhibit.

Conflicts of Interest, page 31

64.   Disclose whether your policies and procedures regarding transactions involving potential conflicts of interest are in writing. If not in writing, explain how these policies are to be enforced. Furthermore, please how the policies will be implemented when there are no disinterested outside directors.

Executive Compensation, page 32

65.   We note your disclosure that Mr. Yongxi was paid $27,000 for 2006 and $0 for 2007. However, you disclosure on page 31 states that Mr. Xi "is earning a salary of $27,000 USD per year." Please revise or advise.

66.   Please provide the disclosure required by Regulation S-K Item 402(r) regarding the compensation of your directors.

Certain Relationships and Related Transactions, page 32

67.   We note several transactions with related parties disclosed in the notes to your financial statements, such as the transactions specified in Note 4 regarding amounts due from related parties and your guarantee of a loan payable for a

related party in Note 15. Please provide the disclosure required by Regulation S-K Item 404(d) for these and any other related party transactions covered by Item 404.

Item 15. Recent Sales of Unregistered Securities, page II-1

68.   Provide the disclosure required by Regulation S-K Item 701 for all unregistered securities sold within the past three years. Disclose the nature and number of persons who were issued securities in each transaction. Explain in more detail how each sale complied with Section 4(2). In this regard, discuss the access of each investor to information about the company and the investor's sophistication.

69.   Explain how the issuance of shares on February 29, 2008 was pursuant to the share exchange agreement.

Signatures

70.   In your next amendment, please have all appropriate persons sign the registration statement and designate each capacity in which a person is signing. Note that the registration statement must be signed by the registrant, its principal executive officers, its principal financial officer, its controller or principal accounting officer, and by at least a majority of the board of directors. In addition, please explain why Mr. Chen has signed in the capacity of Chief Financial Officer when Mr. Zheng has been appointed your Chief Financial Officer.

        Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Collin Webster, Staff Attorney, at (202) 551-3522, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Eric Stein, Esq. (*via facsimile*)
        732-577-1188